NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 31, 2018

You are receiving this notification as EMX Royalty Corporation (the “Corporation”) is using the notice and access model for the delivery of its information circular to its shareholders in respect of its annual general meeting of shareholders to be held on Thursday, May 31, 2018 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Corporation’s information circular for the year ended December 31, 2017 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically or request a paper copy. With this notification, you will also receive a proxy or voting instruction form, enabling you to vote at the Meeting. The use of this alternative delivery is more environmentally friendly and cost effective.

MEETING DATE AND LOCATION

WHEN:	WHERE:
Thursday, May 31, 2018	501 - 543 Granville Street
10:30 am (Pacific Time)	Vancouver, B.C.

MATTERS TO BE VOTED AT THE MEETING:

•	Number of Directors: To set the number of directors at five. See the section entitled “Number of Directors to be Elected” in the Information Circular.

•

Election of Directors: To elect directors of the Corporation to hold office until the close of the next annual general meeting. See the section entitled “Election of Directors” in the Information Circular.

•

Appointment of Auditor: To appoint Davidson & Company LLP as auditor of the Corporation to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment and Remuneration of Auditor” in the Information Circular.

•	Stock Option Plan: To ratify and approve the Corporation’s Stock Option Plan. See the section entitled “Ratification of Stock Option Plan” in the Information Circular.

Shareholders are reminded to view the Information Circular and other proxy materials prior to voting.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Information Circular and other relevant materials are available at the Corporation’s website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials or under the Corporation’s profile on SEDAR at www.sedar.com.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Shareholders who wish to receive a paper copy of the Information Circular, should contact the Corporation by calling (+1) 604-688-6390 (collect calls accepted), or by email at msegovia@EMXRoyalty.com. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 14, 2018. If you do request the current materials, please note that another proxy or voting instruction form will not be sent; please retain your current one for voting purposes.

VOTING

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed proxy or voting instruction form. Your proxy or voting instruction form must be received by 10:30 am, Pacific Time on May 29, 2018.

PLEASE VIEW THE CIRCULAR PRIOR TO VOTING